Exhibit 99.1

EUDA Health Holdings Limited Has Received Nasdaq Notification Regarding Minimum Market Value Deficiency

Singapore. January 16, 2024 (Globe Newswire) - EUDA Health Holdings Limited (“EUDA” and the “Company”) received a written notice (the “MVLS Notice”) from Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on January 9, 2024 indicating that the Company had failed to maintain a Minimum Market Value of Listed Securities (“MVLS”) of $35 million over the previous 30 consecutive business days as required by the Nasdaq Listing Rule 5550(b)(2).

The MVLS Notice has no immediate effect on the listing of the Company’s securities on Nasdaq and the Company has been provided a period of 180 calendar days from the date of the MVLS Notice, or until July 8, 2024, in which to regain compliance (the “MVLS Compliance Period”). In order to regain compliance with Nasdaq Listing Rule 5550(b)(2), the Market Value of Listed Securities of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during the MVLS Compliance Period.

In the event that the Company does not regain compliance with Nasdaq Listing Rule 5550(b)(2) within the MVLS Compliance Period, Nasdaq will provide notice to the Company that its listed securities will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities, but there can be no assurance that Nasdaq would grant the Company’s request for continued listing.

For investor and media inquiries, please contact:

Dr. Kelvin Chen

Chief Executive Officer

EUDA Health Holdings Limited

kelvin@euda.com